Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (333-37011 and 333-39322) of The Bank of Kentucky Financial Corporation of our reports, dated February 24, 2007, with respect to the consolidated financial statements of The Bank of Kentucky Financial Corporation and The Bank of Kentucky Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which reports appear in this Annual Report on Form 10-K of The Bank of Kentucky Financial Corporation for the year ended December 31, 2006.

Crowe Chizek and Company LLC

Columbus, Ohio

March 12, 2007